SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------


                                    FORM T-1

         STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE


                                  ------------


          CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                          PURSUANT TO SECTION 305(b)(2)  X
                                                       -----

                                  ------------


                            FIRST UNION NATIONAL BANK
                                (Name of Trustee)


                                                         22-1147033
     (Jurisdiction of Incorporation or                (I.R.S. Employer
    Organization if not a U.S. National Bank)         Identification No.)


 301 SOUTH COLLEGE STREET, CHARLOTTE, NORTH CAROLINA     28288-0630
    (Address of Principal Executive Offices)             (Zip Code)


                                  ------------


                                DIME BANCORP, INC
                                (Name of Obligor)

                  DELAWARE                           11-3197414
          (State of Incorporation)                (I.R.S. Employer
                                                  Identification No.)

      589 FIFTH AVENUE, NEW YORK, NY                    10017
   (Address of Principal Executive Offices)           (Zip Code)


                                  ------------


                                 DEBT SECURITES
                         (Title of Indenture Securities)

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

         Furnish the following information as to the trustee:

         (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISORY AUTHORITY TO WHICH IT IS SUBJECT:

             Comptroller of the Currency, Washington, D.C.
             Board of Governors of the Federal Reserve System, New York, N.Y. Federal Deposit Insurance Corporation, Washington, D.C.

         (B) WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

             The Trustee is authorized to exercise corporate trust powers.

ITEM 2.  AFFILIATIONS WITH OBLIGOR.

         IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         None.

ITEM 3.  VOTING SECURITIES OF THE TRUSTEE.

         FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF VOTING SECURITIES OF THE TRUSTEE:

                 COL. A                              COL. B
                 ------                              ------
               TITLE OF CLASS                   AMOUNT OUTSTANDING

         Not applicable

ITEM 4. TRUSTEESHIP UNDER OTHER INDENTURES:

        IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY OTHER SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, FURNISH THE FOLLOWING INFORMATION:

        (A) TITLE OF THE SECURITIES OUTSTANDING UNDER EACH SUCH OTHER
INDENTURE.

         Not Applicable

        (B) A BRIEF STATEMENT OF THE FACTS RELIED UPON AS A BASIS FOR THE CLAIM THAT NO CONFLICTING INTEREST WITHIN THE MEANING OF SECTION 310(B)(1) OF THE ACT ARISES AS A RESULT OF THE TRUSTEESHIP UNDER ANY SUCH OTHER INDENTURE, INCLUDING A STATEMENT AS TO HOW THE INDENTURE SECURITIES WILL RANK AS COMPARED WITH THE SECURITIES ISSUED UNDER SUCH OTHER INDENTURE.

         Not Applicable.

ITEM 5. INTERLOCKING DIRECTORATES AND SIMILAR RELATIONSHIPS WITH THE OBLIGOR OR UNDERWRITERS.

         IF THE TRUSTEE OR ANY OF THE DIRECTORS OR EXECUTIVE OFFICERS OF THE TRUSTEE IS A DIRECTOR, OFFICER, PARTNER, EMPLOYEE, APPOINTEE, OR REPRESENTATIVE OF THE OBLIGOR OR OF ANY UNDERWRITER FOR THE OBLIGOR, IDENTIFY EACH SUCH PERSON HAVING ANY SUCH CONNECTION AND STATE THE NATURE OF EACH SUCH CONNECTION.

         Not Applicable

ITEM 6. VOTING SECURITIES OF THE TRUSTEE OWNED BY THE OBLIGOR OR ITS OFFICIALS.

        FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY THE OBLIGOR AND EACH DIRECTOR, PARTNER AND EXECUTIVE OFFICER OF THE OBLIGOR.

================================================================================
COL. A            COL. B              COL. C           COL. D.
--------------------------------------------------------------------------------
                                                       Percentage of Voting
                                      Amount owned     securities represented
Name of Owner     Title of Class      beneficially     by amount given in Col. C
--------------------------------------------------------------------------------

        Not Applicable


ITEM 7. VOTING SECURITIES OF THE TRUSTEE OWNED BY UNDERWRITERS OR THEIR
OFFICIALS.

        FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF THE TRUSTEE OWNED BENEFICIALLY BY EACH UNDERWRITER FOR THE OBLIGOR AND EACH DIRECTOR, PARTNER, AND EXECUTIVE OFFICER OF EACH SUCH UNDERWRITER.

================================================================================
COL. A           COL. B               COL. C           COL. D.
--------------------------------------------------------------------------------
                                                       Percentage of Voting
                                      Amount owned     securities represented
Name of Owner    Title of Class       beneficially     by amount given in Col. C
--------------------------------------------------------------------------------

        Not Applicable

ITEM 8. SECURITIES OF THE OBLIGOR OWNED OR HELD BY THE TRUSTEE.

        FURNISH THE FOLLOWING INFORMATION AS TO SECURITIES OF THE OBLIGOR OWNED BENEFICIALLY OR HELD AS COLLATERAL SECURITY FOR THE OBLIGATIONS IN DEFAULT BY THE TRUSTEE.

================================================================================
COL. A    COL. B                 COL. C                       COL. D.
--------------------------------------------------------------------------------
          Whether the            Amount owned beneficially    Percent of class
          securities are         or held as collateral        represented by amt
          voting or non voting   obligations in default by    given in Col. C
                                 Trustee
--------------------------------------------------------------------------------

        Not Applicable

ITEM 9. SECURITIES OF THE UNDERWRITERS OWNED OR HELD BY THE TRUSTEE.

        IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT ANY SECURITIES OF AN UNDERWRITER FOR THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF SECURITIES OF SUCH UNDERWRITER ANY OF WHICH ARE SO OWNED OR HELD BY THE TRUSTEE.

================================================================================
COL. A            COL. B              COL. C                       COL. D.
--------------------------------------------------------------------------------
                                 Amount owned beneficially    Percent of class
Name of                          or held as collateral        represented by
issuer and        Amount         security for obligations     amount given in
title of class    outstanding    in default by Trustee        Col. C.
--------------------------------------------------------------------------------

         Not applicable

ITEM 10. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF VOTING SECURITIES OF CERTAIN AFFILIATES OR SECURITY HOLDERS OF THE OBLIGOR.

         IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT VOTING SECURITIES OF A PERSON WHO, TO THE KNOWLEDGE OF THE TRUSTEE (1) OWNS 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR OR (2) IS AN AFFILIATE, OTHER THAN A SUBSIDIARY, OF THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO THE VOTING SECURITIES OF SUCH PERSON.

================================================================================
COL. A            COL. B              COL. C                       COL. D.
--------------------------------------------------------------------------------
                                 Amount owned beneficially    Percent of Voting
Name of                          or held as collateral        securities repre-
issuer and        Amount         security for obligations     sented by amount
title of class    outstanding    in default by Trustee        given in Col. C.
--------------------------------------------------------------------------------

         Not Applicable


ITEM 11. OWNERSHIP OR HOLDINGS BY THE TRUSTEE OF ANY SECURITIES OF A PERSON OWNING 50 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR.

         IF THE TRUSTEE OWNS BENEFICIALLY OR HOLDS AS COLLATERAL SECURITY FOR OBLIGATIONS IN DEFAULT ANY SECURITIES OF A PERSON WHO, TO THE KNOWLEDGE OF THE TRUSTEE, OWNS 50 PERCENT OR MORE OF THE VOTING SECURITIES OF THE OBLIGOR, FURNISH THE FOLLOWING INFORMATION AS TO EACH CLASS OF SECURITIES OF SUCH PERSON ANY OF WHICH ARE SO OWNED OR HELD BY THE TRUSTEE.

================================================================================
COL. A            COL. B              COL. C                       COL. D.
--------------------------------------------------------------------------------
                                 Amount owned beneficially    Percent of class
Name of                          or held as collateral        represented by
issuer and        Amount         security for obligations     amount given in
title of class    outstanding    in default by Trustee        Col. C.
--------------------------------------------------------------------------------

         Not Applicable

ITEM 12. INDEBTEDNESS OF THE OBLIGOR TO THE TRUSTEE.

         EXCEPT AS NOTED IN THE INSTRUCTIONS, IF THE OBLIGOR IS INDEBTED TO THE TRUSTEE, FURNISH THE FOLLOWING INFORMATION:

================================================================================
     COL. A                       COL. B                   COL. C
--------------------------------------------------------------------------------
Nature of indebtedness       Amount outstanding           Date due
--------------------------------------------------------------------------------

         Not  Applicable

ITEM 13. DEFAULTS BY THE OBLIGOR.

        (A) STATE WHETHER THERE IS OR HAS BEEN A DEFAULT WITH RESPECT TO THE SECURITIES UNDER THIS INDENTURE. EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

         None

         (B) IF THE TRUSTEE IS A TRUSTEE UNDER ANOTHER INDENTURE UNDER WHICH ANY OTHER SECURITIES, OR CERTIFICATES OF INTEREST OR PARTICIPATION IN ANY OTHER SECURITIES, OF THE OBLIGOR ARE OUTSTANDING, OR IS TRUSTEE FOR MORE THAN ONE OUTSTANDING SERIES OF SECURITIES UNDER THE INDENTURE, STATE WHETHER THERE HAS BEEN DEFAULT UNDER ANY SUCH INDENTURE OR SERIES, IDENTIFY THE INDENTURE OR SERIES AFFECTED, AND EXPLAIN THE NATURE OF ANY SUCH DEFAULT.

         None

ITEM 14. AFFILIATIONS WITH THE UNDERWRITERS.

         IF ANY UNDERWRITER IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

         Not Applicable

ITEM 15. FOREIGN TRUSTEE.

         IDENTIFY THE ORDER OR RULE PURSUANT TO WHICH THE FOREIGN TRUSTEE IS AUTHORIZED TO ACT AS SOLE TRUSTEE UNDER INDENTURES QUALIFIED OR TO BE QUALIFIED UNDER THE ACT.

         Not Applicable

ITEM 16. LISTS OF EXHIBITS.

     1*  -COPY OF ARTICLES OF ASSOCIATION OF THE TRUSTEE AS NOW IN EFFECT.
     2   -NO CERTIFICATE OF AUTHORITY OF THE TRUSTEE TO COMMENCE BUSINESS IS
          FURNISHED SINCE THIS AUTHORITY IS CONTAINED IN THE ARTICLES OF ASSOCIATION OF THE TRUSTEE.
     3*  -COPY OF THE AUTHORIZATION OF THE TRUSTEE TO EXERCISE CORPORATE TRUST
          POWERS.
     4*  -COPY OF THE EXISTING BY-LAWS OF THE TRUSTEE, AS NOW IN EFFECT.
     5   -NOT APPLICABLE.
     6   -THE CONSENT OF THE TRUSTEE REQUIRED BY SECTION 321 (B) OF THE ACT.
     7   -A COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE PUBLISHED
          PURSUANT TO THE LAW OR THE REQUIREMENTS OF ITS SUPERVISING OR EXAMINING AUTHORITY.
     8   -NOT APPLICABLE
     9   -NOT APPLICABLE

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*EXHIBITS THUS DESIGNATED HAVE HERETOFORE BEEN FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION, HAVE NOT BEEN AMENDED SINCE FILING AND ARE INCORPORATED HEREIN BY REFERENCE (SEE EXHIBIT T-1 REGISTRATION NUMBER 333-43241).

         IN ANSWERING ANY ITEM IN THIS STATEMENT OF ELIGIBILITY AND QUALIFICATION WHICH RELATES TO MATTERS PECULIARLY WITHIN THE KNOWLEDGE OF THE OBLIGOR OR OF ITS DIRECTORS OR OFFICERS, OR AN UNDERWRITER FOR THE OBLIGOR, THE UNDERSIGNED, FIRST UNION NATIONAL BANK, HAS RELIED UPON INFORMATION FURNISHED TO IT BY THE OBLIGOR OR SUCH UNDERWRITER.

                                    SIGNATURE


         PURSUANT TO THE REQUIREMENTS OF THE TRUST INDENTURE ACT OF 1939 THE TRUSTEE, FIRST UNION NATIONAL BANK, A NATIONAL BANKING ASSOCIATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE UNITED STATES, HAS DULY CAUSED THIS STATEMENT OF ELIGIBILITY TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ALL IN THE CITY OF MORRISTOWN, AND STATE OF NEW JERSEY, ON THE 20TH DAY OF JANUARY, 1999.


                                           FIRST UNION NATIONAL BANK

                                           (TRUSTEE)




(CORPORATE SEAL)
                                           BY: /S/ STEPHANIE ROCHE
                                              -----------------------
                                                  VICE PRESIDENT

                                  EXHIBIT T-6


                               CONSENT OF TRUSTEE


         PURSUANT TO THE REQUIREMENTS OF SECTION 321 (B) OF THE TRUST INDENTURE ACT OF 1939, AND IN CONNECTION WITH THE PROPOSED ISSUE OF DIME BANCORP, INC., WE HEREBY CONSENT THAT REPORTS OF EXAMINATIONS BY FEDERAL, STATE, TERRITORIAL OR DISTRICT AUTHORITIES MAY BE FURNISHED BY SUCH AUTHORITIES TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST THEREFOR.






                            FIRST UNION NATIONAL BANK

+


                            BY:  /S/ STEPHANIE ROCHE
                               -----------------------
                                   VICE PRESIDENT






MORRISTOWN, NJ
JANUARY 22, 1999

                                   EXHIBIT T-7
                               REPORT OF CONDITION

Consolidating domestic and foreign subsidiaries of the First Union National Bank, at the close of business on September 30, 1998, published in response to call made by Comptroller of the Currency, under title 12, United States Code,
Section 161. Charter Number 33869 Comptroller of the Currency Northeastern District.

STATEMENT OF RESOURCES AND LIABILITIES

                                     ASSETS
                               Thousand of Dollars

Cash and balance due from depository institutions:
  Noninterest-bearing balances and currency and coin...............  10,212,563
  Interest-bearing balances........................................   1,529,435
Securities.........................................................   /////////
  Hold-to-maturity securities......................................   1,994,665
  Available-for-sale securities....................................  37,427,525
Federal funds sold and securities purchased under agreements.......   7,551,730
  to resell.
Loans and lease financing receivables:
     Loan and leases, net of unearned income...... 133,841,290
     LESS: Allowance for loan and lease losses....   1,856,548
     LESS: Allocated transfer risk reserve........           0
     Loans and leases, net of unearned income, allowance, and
     reserve....................................................... 131,984,742
Assets held in trading accounts....................................   8,349,640
Premises and fixed assets (including capitalized leases)...........   3,208,660
Other real estate owned............................................     127,757
Investment in unconsolidated subsidiaries and associated
companies..........................................................     351,648
Customer's liability to this bank on acceptances outstanding.......   1,026,154
Intangible assets..................................................   5,215,196
Other assets.......................................................   9,099,122
Total assets....................................................... 218,078,837

                                  LIABILITIES
Deposits:
     In domestic offices........................................... 131,541,691
       Noninterest-bearing.............................23,997,063
       Interest-bearing...............................107,544,628
     In foreign offices, Edge and Agreement subsidiaries,
     and IBFs......................................................   8,708,735
       Noninterest-bearing................................400,989
       Interest-bearing.................................8,307,746
Federal funds purchased and securities sold under agreements to repurchase......................................................  24,903,299
Demand notes issued to the U.S. Treasury...........................     772,252
Trading liabilities................................................   6,496,578
Other borrowed money (includes mortgage indebtness and obligations under capitalized leases).
     With original maturity of one year or less....................  11,928,951
     With original maturity of more than one year..................   1,260,353
     With original maturity of more than three years...............     775,219
Bank's liability on acceptances executed and outstanding...........   1,036,587
Subordinated notes and debentures..................................   3,501,546
Other liabilities..................................................   9,211,139
Total liabilities.................................................. 200,136,350
Limited-life preferred stock and related surplus...................

                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus......................     160,540
Common Stock.......................................................     454,543
Surplus............................................................  13,206,354
Undivided profits and capital reserves.............................   3,553,449
Net unrealized holding gains (losses) on available-for-sale           /////////
  securities.......................................................     572,731
Cumulative foreign currency translation adjustments................      (5,130)
Total equity capital...............................................  17,942,487
Total liabilities, limited-life preferred stock and equity.........  //////////
  capital.......................................................... 218,078,837